UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                        PRINCETON DENTAL MANAGEMENT CORP.
            --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   741 872 204
            --------------------------------------------------------
                                 (CUSIP Number)

                                 RONALD J. FRANK
                                244 Houtman Road
                           Saugerities, New York 12477
                                 (914) 246-8000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    10/22/97
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 741 872 204                 13D                  Page  2  of  6  Pages

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 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     Ronald J. Frank   SS# ###-##-####
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                              (a)  /X/

     of a Group*                                                        (b)  / /
--------------------------------------------------------------------------------
 (3) SEC Use Only

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 (4) Source of Funds*

     PF
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e) / /

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 (6) Citizenship or Place of Organization

     United States
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 Number of Shares      (7) Sole Voting Power
Beneficially Owned         119,600
by Each Reporting      --------------------------------------------------------
  Person With          (8) Shared Voting Power
                       --------------------------------------------------------
                       (9) Sole Dispositive Power
                           119,600
                       -------------------------------------------------------
                       (10) Shared Dispositive Power
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

      119,600
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11) 5.9%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!
      INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 OF 7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                   INTRODUCTION


     This statement constitutes the initial filing of Ronald J. Frank ("Frank") and two Delaware corporations, Eco Industries, Inc, and Overlook Capital, Inc., which each have Frank as their sole officer, director and shareholder, and the Ronald J. Frank SEP IRA . Frank is filing this Schedule 13D based on Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Princeton Dental Management Corp, Inc. (the "Company"). The Company's principal executive offices are located at 7421 West 100th Place, Bridgeview, Illinois 60455- 2442.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (c), (f) This statement is filed on behalf of Ronald J. Frank ("Frank") and two Delaware corporations Eco Industries, Inc. ("Eco"), and Overlook Capital, Inc.("Overlook"), which each have Frank as their sole officer, director and shareholder, and the Ronald J. Frank SEP IRA . There are no other controlling persons or executive officers or directors of any other corporation or other person ultimately in control of Eco or Overlook.

    (d) and (e) None of Frank, Eco or Overlook have been or are subject to any legal proceedings required to be filed in this section.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     All of the shares beneficially owned by Frank and the Ronald J. Frank SEP IRA were acquired with personal funds, and all of the shares beneficially owned by Eco and Overlook. Were acquired with working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a) - (j) The purpose of the transaction was for Frank, Eco, Overlook and the Ronald J. Frank SEP IRA was for investment. Frank, Eco , Overlook and the Ronald J. Frank SEP IRA have no plans or proposals that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) Frank individually and through his ownership of all of the outstanding shares of Eco and Overlook and as sole beneficiary of the Ronald J. Frank SEP IRA beneficially owns 119,600 shares of Common Stock, constituting approximately 5.9% of the outstanding shares of Common Stock of the Company. The number of securities of the outstanding as contained in the most recently available filing by the Company with the Securities and Exchange Commission was 2,024,465. This filing was made by the Company on June 30, 1997. Frank individually owns 44,400 shares, Eco owns 11,200 shares, Overlook owns 57,400 shares and the Ronald J. Frank SEP IRA owns 6,600 shares. Frank individually and through his ownership of Eco and Overlook and as sole beneficiary of the Ronald
J. Frank SEP IRA also holds 394,000 warrants to purchase 78,800 common stock of the Company at a price of $7.00 per share. The warrants are held 230,000 by Frank, 100,000 by Eco and 64,000 by Overlook.

     (c) The following transactions in the Common Stock of the Company effected during the last 60 days by the persons listed in Item 5(a) and (b) above:

  On 09/22/97  Frank sold 3,500  shares @ $2.49 per share
  On 10/16/97 Frank bought 8,000 shares @ $2.3125 per share
  On 10/17/97 Overlook bought 500 shares @ $2.875 and 1,500 shares @ $3.00 per share
  On 10/22/97  Overlook bought 13,000 shares @ $3.125 per share

     (d) None.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Frank, Eco, Overlook and the Ronald J. Frank SEP IRA are not a party to any contracts, arrangements or understandings with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

    None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/  Ronald J. Frank
November 4, 1997                             -----------------------------
                                                  Ronald J. Frank